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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Trend Micro Incorporated
                                (Name of Issuer)

                   Common Stock, par value (Yen)50 per share
                         (Title of Class of Securities)

                                   89486M 10 7
                                 (CUSIP Number)

                                Jonathan Lemberg
                               Morrison & Foerster
   AIG Building, 11th Floor 1-1-3 Marunouchi, Chiyoda-ku, Tokyo 100-0005 JAPAN
                                 (03) 3214-6522
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 7, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.  89486M 10 7                                         Page 2 of 7 Pages


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Trueway Company Limited

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS (See Instructions)

                    WC

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands

                    7     SOLE VOTING POWER
    NUMBER OF                  12,759,000
      SHARES
   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY                  0
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON                   12,759,000
       WITH
                    10     SHARED DISPOSITIVE POWER
                               0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,759,000

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.0%

   14      TYPE OF REPORTING PERSON (See Instructions)

                    CO




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                  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the common stock, par value (Yen)50 per share (the "Common Stock"), of Trend Micro Incorporated, a Japanese corporation (the "Issuer"). The principal executive offices of the Issuer are located at Odakyu Southern Tower, 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8583, Japan.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The person filing this statement is Trueway Company Limited. Its business address is P.O. Box 3151, Roadtown, Tortola, British Virgin Islands. Trueway Company Limited is a British Virgin Islands corporation. Its principal business is making investments.

                  During the last five years, Trueway Company Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Trueway Company Limited has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  The names, business addresses, principal businesses and citizenship of each of the directors and executive officers of Trueway Company Limited is set forth on Schedule I hereto. As of the date hereof, Yeh Min Yuen, Director of Trueway Company Limited, directly and indirectly owns 100% of the common stock of Trueway Company Limited


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In August 1996, Trueway Company Limited acquired beneficial ownership of 147 shares of Common Stock for (Yen)31,850,000 using working capital. Trueway Company Limited did not purchase any of the Common Stock with borrowed funds.

                  None of the persons listed in Schedule I hereto contributed any funds or other consideration toward the purchase of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Trueway Company Limited's acquisition of Common Stock was for investment purposes.

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                  Trueway Company Limited may, from time to time, increase,
reduce or dispose of its investment in the Issuer, depending on general economic conditions, the market price of the Common Stock, the availability of funds, other opportunities available to Trueway Company Limited and other considerations. To the knowledge of Trueway Company Limited, each of the persons listed in Schedule I hereto may make the same evaluation and reserves the same rights.

                  As of the date of the filing of this statement, none of Trueway Company Limited, nor, to the knowledge of Trueway Company Limited, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The percentage interest held by Trueway Company Limited presented below and in Row 13 above is based on the number of shares of Common Stock reported to be outstanding as of July 31, 1999 in the Issuer's Post-Effective Amendment No. 1 to the Form F-1 Registration Statement filed on October 13, 1999 (the "Outstanding Shares").

                  As of the date of the filing of this statement, Trueway Company Limited directly and beneficially owned 12,759,000 shares of Common Stock, representing approximately 20.0% of the Outstanding Shares of the Issuer reported to be outstanding as of July 31, 1999.

                  Except as described in this Schedule 13D, none of Trueway Company Limited, nor, to the knowledge of Trueway Company Limited, any of its executive officers or directors, beneficially owns any Common Stock or securities convertible into Common Stock.

                  (b) Trueway Company Limited has sole dispositive and voting power with respect to 12,759,000 shares of Common Stock, all of which are held directly by it.

                  (c) Except as described in this Schedule 13D, none of Trueway Company Limited, nor, to the knowledge of Trueway Company Limited, any of its executive officers or directors, has effected a transaction in the Common Stock during the 60 days preceding the date of this statement.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

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                  None.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Trueway Company Limited



Dated:  February 14, 2000                        By:        /s/  YEH MIN YUEN
                                                          --------------------
                                                          Name:  Yeh Min Yuen
                                                          Title: Director



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                           SCHEDULE I TO SCHEDULE 13D

                  Following is a list of each executive officer and director of Trueway Company Limited setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of Taiwan and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   NAME        POSITION WITH TRUEWAY COMPANY LIMITED    PRINCIPAL EMPLOYMENT AND
                                                           BUSINESS ADDRESS

Yeh Min Yuen                  Director                  Trueway Company Limited
                                                        P.O. Box 3151, Roadtown
                                                        Tortola, British Virgin
                                                        Islands




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